UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-42508

FBS Global Limited

(Exact name of registrant as specified in its charter)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

Tel: +65 62857781

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Strategic Procurement & Cooperation Agreement

On March 10, 2026, Finebuild Systems Pte. Ltd. (“FBS SG”), the operating subsidiary of FBS Global Limited (the “Company”), entered into a strategic procurement & cooperation agreement (“Agreement”) with certain suppliers (collectively, the “Suppliers”). The parties will collaborate on strategic procurement, supply chain coordination and project opportunity referrals under the Agreement. The arrangement is designed to provide FBS SG stable access to critical construction materials including steel, aluminum alloys, stainless steel and related building components.

Pursuant to the Agreement, the Suppliers will supply building materials and non-ferrous metal materials required by FBS SG for its construction and engineering business in Singapore. These supplies will be made in accordance with purchase orders issued by FBS SG, with settlement price determined using a mutually agreed pricing formula. The Agreement outlines an approximate target procurement value of USD20,000,000. This target is indicative only and does not constitute a minimum purchase obligation or a guaranteed purchase commitment by FBS SG. The Agreement remains effective until December 31, 2027, and is intended as a framework for cooperation, with specific transactions governed by individual purchase orders.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of FBS Global Limited dated March 12, 2026.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FBS Global Limited

Date: March 12, 2026	By:	/s/ Ang Poh Guan
Ang Poh Guan
Executive Director and Chief Executive Officer